UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2010            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated April 29, 2010

2.

News Release dated May 3, 2010

3.

News Release dated May 25, 2010

4.

News Release dated May 31, 2010

5.

News Release dated June 1, 2010

6.

News Release dated June 3, 2010

7.

Financial Review for the period ended March 31, 2010

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 17, 2010	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

April 29, 2010

Radius Revisits Banderas & Holly Projects

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) - Radius Gold is pleased to announce that it has reactivated its Banderas & Holly projects in eastern Guatemala.  Radius discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have lead Radius’ technical team to review the geology and the results obtained by the previous work. Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

At Banderas, Radius completed 2 phases of drilling in 2003 and 2004 (see Radius news releases dated December 3, 2003 & April 3, 2004). The drilling was successful in confirming continuity of gold-silver mineralization both along strike and at depth on at least two of the targets tested:

•

At the M28 Zone, so called for the 28 g/t Au discovery sample, gold mineralization is hosted in a flow breccia at the base of a rhyolite flow unit where it contacts an underlying andesite unit. Eight holes, drilled on two section lines, were drilled through the rhyolite to test the breccia. Holes BDD-003 to BDD -008, BDD-018 and BDD-019, all cut potentially important Au+Ag mineralization.

•

A second target, a north-south trending soil and rock anomaly with a strike length of over 2km, was superficially tested with six holes. All holes cut a broad zone (+30m) of low grade gold/silver with narrow higher grade intercepts such as reported for holes 014 and 022 in the table below.

The data review also showed that some significant gold-in-soil anomalies reflecting possible strike extensions to mineralization were never drill tested. The area between the 2 projects which contains strike extensions of key structural features that may be controlling the mineralization, has seen some initial prospecting but no significant follow-up.

Radius has therefore restarted work at both projects with renewed prospecting and data compilation underway ahead of a planned drill program in summer 2010 to test known and newly discovered veins down dip. Infrastructure near both projects is excellent and they can be reached after a 45 minute drive up into the hills surrounding the eastern Guatemalan town of Chiquimula.

Simon Ridgway, the President of Radius, commented: “Our review of the historic exploration drilling, and observations from recent site visits by management and consultants, have highlighted real potential that did not exist in the past when precious metal prices were lower and before the recent Escobal high grade silver discovery located just west of Holly and Banderas.  It is clear that there is excellent potential at depth and further exploration along strike of key anomalies is warranted.  We are putting a project team in place and I look forward to reporting on progress from the project during this year’s field season.”

Highlights of the results for Banderas and Holly are tabled below and can also be found on the Radius Gold website at www.radiusgold.com:

Hole No.	From	To	Interval	Au g/t	Ag g/t
Banderas
BDD-003	27.2	31.9	4.7	3.2	115
BDD-004	53.9	58.2	4.3	6.0	72
BDD-005	27.0	30.5	3.5	3.6	60
BDD-006	48.2	50.5	2.3	4.6	75.2
BDD-007	77.7	79.3	1.6	7.5	33
BDD-008	86.9	90.5	3.6	9.3	41
BDD-014	56.3	58.5	2.2	6.9	262
BDD-018	67.9	71.6	3.7	3.9	68
BDD-019	86.9	89.6	2.6	6.8	95
BDD-022	62.5	69.2	6.7	3.9	65
BRC-04-024	165.0	174.5	9.0	12.4	95
Holly
HDD-1	34.8	49.0	14.2	4.1	150
HDD-5	19.1	29.7	10.6	8.0	263
HDD-7	19.1	22.7	3.6	22.0	697

About Banderas & Holly

Holly and Banderas are both low sulphidation epithermal gold-silver veins systems hosted by bimodal volcanic rock packages. The Holly project was discovered by Radius in a road cut during follow-up of a regional stream sediment sampling program. Gold and silver mineralization is hosted by zones of narrow, sheeted quartz veinlets with local bonanza Au and Ag grades. The Banderas gold-silver vein system was discovered in the same follow-up program in early 2002. Potentially economic precious metal mineralization at Banderas occurs in banded quartz-adularia veins associated with rhyolitic flows and domes.   In 2004, Glamis Gold optioned the Banderas property and tested for bulk mineable gold mineralization in the RAT zone, a broad low grade soil anomaly without success.  The property was returned to Radius in 2005 and the Company has held the property since that time and has conducted minimal exploration work until now.

Qualified Person

David Cass, Radius’s Vice-President of Exploration, is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and is the Company’s qualified person as defined by National Instrument 43-101.  Mr. Cass is responsible for the accuracy of the technical information in this news release.

About Radius

Radius Gold Inc. has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region.  In Guatemala, Kappes Cassidy is developing a high grade gold mine on Radius’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold is exploring Radius’ extensive land holdings and investigating early gold production opportunities at the Pavon project.  In Peru, Radius has optioned the Nueva California project to Focus Ventures for a substantial equity holding in Focus and royalty interests in any future production from the project.  In the Yukon Territory, Radius has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Ralph Rushton”

Ralph Rushton,

Vice-President, Corporate Development

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

May 3, 2010

Radius Arranges $2.5 Million Flow-Through Private Placement

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) - Radius Gold is pleased to announce that it has negotiated, subject to stock exchange approval, a non-brokered private placement of up to 5,556,000 flow-through common shares at $0.45 per share, for gross proceeds of up to $2,500,200.

A finder’s fee may be paid on a portion or all of the placement.  The finder’s fee will consist of 5% cash or shares, and 5% warrants, each warrant entitling the holder to purchase one common share at $0.50 exercisable for one year.

The net proceeds of the financing will be used for exploration of the Company’s Sixty Mile Property in the Yukon Territory.

About Radius

Radius Gold Inc. has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including two carried, small-scale gold productions in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays in Guatemala and the Yukon, with drilling campaigns for 2010/11 in the planning stages.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

May 25, 2010

Radius Arranges $3.5 Million Financing

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has negotiated, subject to stock exchange approval, a non-brokered private placement of up to 10 million units at $0.35 per unit, for gross proceeds of up to $3.5 million.  Each unit will consist of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.50 exercisable for two years.

If at any time from four months and one day after the closing of the financing, the volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange over a period of 20 consecutive trading days exceeds $0.75, the Company may, within five days after such an event, provide notice to the warrant holders that the warrants will expire early, namely, on the date which is 30 calendar days after the date of such notice to the warrant holders.

A finder’s fee may be paid on a portion or all of the placement.  The finder’s fee will consist of 5% cash or shares, and 5% warrants, each such warrant entitling the holder to purchase one common share at $0.55 exercisable for one year.

The net proceeds of the financing will be used for drilling of the Company’s HB Project in Eastern Guatemala, and for general working capital purposes.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

May 31, 2010

Radius Increases Financing to $4.5 million

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has increased the size of the previously announced non-brokered private placement from 10 million units to a maximum of 13 million units at $0.35 per unit, for gross proceeds of just over $4.5 million.  As previously disclosed each unit will consist of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.50 exercisable for two years.

If at any time from four months and one day after the closing of the financing, the volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange over a period of 20 consecutive trading days exceeds $0.75, the Company may, within five days after such an event, provide notice to the warrant holders that the warrants will expire early, namely, on the date which is 30 calendar days after the date of such notice to the warrant holders.

A finder’s fee may be paid on a portion or all of the placement.  The finder’s fee will consist of 5% cash or shares, and 5% warrants, each such warrant entitling the holder to purchase one common share at $0.55 exercisable for one year.

The financing has been increased due to a significant expansion in the Company’s land holdings in Guatemala.  Simon Ridgway, the President of Radius said: “We hold a very large land position in a very prospective belt of rocks.  We need people on the ground and we need drills turning.  This financing will allow us to do both, and do both aggressively”

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Ralph Rushton”

Ralph Rushton, Director

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

June 1, 2010

Radius Completes $2.52 Million Flow-Through Financing

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has closed its previously announced non-brokered private placement of $2.52 million by issuing 5,606,143 flow-through shares at a price of $0.45 per share.  The Company issued 222,250 common shares and 222,250 warrants as finders’ fees in connection with the financing.  Each finder’s fee warrant entitles the holder to purchase one common share at $0.50 exercisable for one year.  All of the shares and warrants have a resale restriction until September 28, 2010.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 59.4-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

June 3, 2010

Radius increases land position at Sixty Mile, exploration program underway

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has added to its large land position covering the headwaters and drainage areas of the prolific Sixty Mile gold camp of the Yukon Territory by way of an option to acquire a 100% interest in 52 claims.   To exercise the option, which is subject to Exchange approval, Radius must pay a total of $190,000 cash and issue a total of $200,000 worth of shares over three years.  The Company has also acquired by staking an additional 30 claims in the Sixty Mile area across the border in Alaska, increasing Radius’s land holdings in the region to 12,000 hectares.

Exploration Underway

On June 1st 2010, Radius announced that it had successfully closed a $2.52M flow-through financing for its northern Canadian projects, with the bulk of the cash raised earmarked for the Sixty Mile program.  Field work has now started, and a field camp has been established.

A high-resolution airborne magnetic and radiometric survey is about to commence covering Radius’s full land holdings in the area.  Kennecott completed a 640-line-kilometre helicopter magnetic and radiometric survey as part of its Yukon-Alaska intrusion-related bulk-tonnage gold program in the 1990s.  The new survey will improve on the resolution of the historic data and, with additional geochemical sampling, will help define drill targets.

Auger drilling has started in the Sixty Mile river valley. A series of 10 auger hole profiles, with 25m spaced holes, is planned to test the bedrock beneath the placer workings in the Sixty Mile River bed.  The drilling will investigate historical gold results from very limited hardrock drilling conducted on one of the Sixty Mile claims by a previous operator.

About the Sixty Mile Project

Radius successfully consolidated approximately 12,000 hectares in the Sixty Mile placer gold district which reportedly produced over 500,000 ounces of gold from the creeks that drain the Company’s land position.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multimillion-ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892 when C. Miller staked claims on what was to become known as Miller Creek.  Placer gold mining has been continuous in the district since that time and is still active today.

The properties are located approximately 75 km due west of Dawson adjacent to the Yukon-Alaska border.  Access to the claims is by the posted 15 km long Sixty Mile road, from the Top of the World Highway.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has two 100% owned exploration plays, the HB property in Guatemala and Sixty Mile property in the Yukon territory - with drilling campaigns for 2010 in the planning stages.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

“Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 59.4-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

FINANCIAL REVIEW

First Quarter Ended March 31, 2010

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

 (An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2010.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2010	2009
ASSETS

CURRENT
Cash and cash equivalents	$ 631,605	$ 499,266
Marketable securities (Note 6)	858,405	1,715,650
Advances and other receivables (Note 9)	201,775	111,706
GST receivable	10,183	9,945
Due from related parties (Note 9)	167,460	152,948
Prepaid expenses and deposits	76,129	52,829
	1,945,557	2,542,344

LONG-TERM DEPOSITS	23,881	23,881
PROPERTY & EQUIPMENT (Note 7)	185,866	183,220
MINERAL PROPERTIES (Schedule and Note 8)	4,349,679	4,293,592
	$ 6,504,983	$ 7,043,037

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 9)	$ 257,928	$ 246,549
FUTURE INCOME TAX LIABILITY	122,000	122,000
	379,928	368,549

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)	42,607,194	42,587,194
CONTRIBUTED SURPLUS	4,821,609	4,332,232
DEFICIT	(41,860,283)	(41,157,211)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	556,535	912,273
	6,125,055	6,674,488
	$ 6,504,983	$ 7,043,037

Nature of operations and ability to continue as a going concern (Note 1)

Subsequent Events (Note 16)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                       , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Three Month Period Ended March 31,
	2010	2009
		(Restated – Note 15)
EXPLORATION EXPENDITURES (Schedule)	$ 61,552	$ 163,798

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	10,674	17,888
Consulting fees (Note 9)	7,500	35,724
Legal and accounting fees	3,062	-
Management fees & salaries (Note 9)	15,000	15,000
Non-cash compensation charge (Note 10)	489,377	-
Office and miscellaneous	12,864	18,308
Public relations	15,187	6,246
Rent and utilities	5,757	5,963
Repair and maintenance	946	2,541
Salaries and wages (Note 9)	44,883	50,175
Telephone and fax	3,246	3,378
Transfer agent and regulatory fees	13,686	6,072
Travel and accommodation	13,789	10,073
	635,971	171,368

Loss before other items	(697,523)	(335,166)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	(4,073)	10,741
Gain (loss) on sale of marketable securities	(7,026)	7,859
Investment income (net)	5,550	17,568
Net loss for the period	$ (703,072)	$ (298,998)

BASIC AND DILUTED LOSS PER SHARE	$(0.013)	$(0.006)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,556,927	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Three Month Period Ended March 31,
	2010	2009
		(Restated – Note 15)
Deficit - beginning of the period
As previously reported	$ (41,157,211)	$ (31,209,395)
Prior period adjustment (Note 15)	-	(8,737,091)
As restated	(41,157,211)	(39,946,486)

Net loss for the period	(703,072)	(298,998)
Deficit - end of the period	$ (41,860,283)	$ (40,245,484)

Net Loss	$ (703,072)	$ (298,998)
Other comprehensive income, net of tax
Unrealized gain ( loss) on available-for-sale marketable securities	(355,738)	12,112
COMPREHENSIVE LOSS	$ (1,058,810)	$ (286,886)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

Three Month Period Ended March 31,
	2010	2009
		(Restated – Note 15)
Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (703,072)	$ (298,998)
Items not involving cash:
Amortization	10,674	17,888
Exploration expenditure recovery	(20,574)	-
Unrealized foreign exchange	(4,073)	-
Loss on disposal of investments	7,026	-
Non-cash compensation charge	489,377	-
	(220,642)	(281,110)
Changes in non-cash working capital items:
Advances and other receivables	(90,069)	(57,304)
GST receivable	(238)	4,197
Prepaid expenses	(23,300)	(11,680)
Accounts payable and accrued liabilities	11,379	(3,089)
	(322,870)	(348,986)

INVESTING ACTIVITIES
Due from related parties	(14,512)	65,484
Expenditures on mineral property acquisition costs	(36,087)	(62,059)
VAT recoverable	-	(455)
Proceeds from sale of marketable securities and investments	519,128	133,092
Purchase of property & equipment	(13,320)	(11,644)
	455,209	124,418

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	132,339	(224,568)

Cash and cash equivalents - beginning of period	499,266	772,989
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 631,605	$ 548,421

Non-cash Transactions – Note 11

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES COSTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala	Nicaragua	Peru	Canada	Total
Balance - December 31, 2008	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912
Shares	-	-	-	-	-
Cash	-	-	62,059	183,313	245,372
	-	-	62,059	183,313	245,372
Acquisition costs recovered	-	-	(62,059)	(101,523)	(163,582)
Write-off acquisition costs	-	-	(210,566)	(13,544)	(224,110)
Balance - December 31, 2009	4,142,864	82,482	-	68,246	4,293,592
Shares	-	-	-	20,000	20,000
Cash	-	-	-	36,087	36,087
Balance - March 31, 2010	$ 4,142,864	$ 82,482	$ -	$ 124,333	$ 4,349,679

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2010
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Canada	Three Months
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	Mineral Concessions	Ended March 31, 2010
Automobile	$ 19	$ 1,329	$ 1,369	$ -	$ -	$ 2,717
Camp, food and supplies	132	4,275	422	-	-	4,829
Drafting, maps and printing	-	79	-	-	14	93
Exploration administration	106	759	1,655	-	-	2,520
Foreign Exchange	-	-	66	-	-	66
Geochemistry	-	7,481	-	-	-	7,481
Geological consulting (Note 9)	2,434	38,161	-	-	9,829	50,424
Other consulting	-	-	588	-	-	588
Legal and accounting	171	373	2,392	-	-	2,936
Licenses, rights and taxes	-	-	2,968	-	-	2,968
Linecutting and trenching	-	77	-	-	-	77
Materials	-	1,720	-	-	-	1,720
Maintenance	101	445	934	-	-	1,480
Miscellaneous	-	171	100	1,481	-	1,752
Medical expenses	946	708	228	-	-	1,882
Public relations	-	325	-	-	-	325
Rent and utilities	-	2,813	2,529	-	-	5,342
Salaries and wages (Note 9)	4,421	3,161	180	-	-	7,762
Shipping	-	542	136	-	-	678
Telephone and communications	155	358	1,289	-	-	1,802
Travel and accommodation	1,422	2,651	1,185	-	-	5,258
	9,907	65,428	16,041	1,481	9,843	102,700
Option payments received	-	-	-	(41,148)	-	(41,148)
BALANCE - END OF PERIOD	$ 9,907	$ 65,428	$ 16,041	$ (39,667)	$ 9,843	$ 61,552

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico		Peru	Three Months
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Ended March 31, 2009
Automobile	$ -	$ -	$ 281	$ 92	$ 130	$ -	$ -	$ 503
Camp, food and supplies	172	-	-	6,823	-	-	-	6,995
Drafting, maps and printing	-	-	-	144	-	-	-	144
Exploration administration	-	-	-	942	-	-	-	942
Foreign Exchange	-	-	-	244	83	-	-	327
Environment	-	-	-	22	-	-	-	22
Geochemistry	-	-	-	764	-	-	-	764
Geological consulting (Note 9)	-	-	1,121	32,374	2,876	-	16,719	53,090
Other consulting	-	-	-	4,054	-	-	-	4,054
Legal and accounting	4,108	-	-	4,260	2,862	-	-	11,230
Licenses, rights and taxes	-	-	-	48,674	7	5,565	-	54,246
Linecutting and trenching	-	-	-	60	-	-	-	60
Materials	-	-	-	86	-	-	-	86
Maintenance	-	-	-	312	-	-	-	312
Miscellaneous	411	-	-	488	-	-	-	899
Medical expenses	1,196	295	797	256	1,145	-	-	3,689
Public relations	235	-	-	57	-	-	-	292
Rent and utilities	1,811	-	-	4,246	-	-	-	6,057
Salaries and wages (Note 9)	8,549	6,114	3,264	3,651	3,030	-	3,030	27,638
Shipping	28	-	108	967	93	-	-	1,196
Telephone and communications	-	-	141	2,334	156	-	-	2,631
Travel and accommodation	2,521	-	224	2,546	-	-	-	5,291
	19,031	6,409	5,936	113,396	10,382	5,565	19,749	180,468
Expenditures recovered	-	-	-	(16,670)	-	-	-	(16,670)
BALANCE - END OF PERIOD	$ 19,031	$ 6,409	$ 5,936	$ 96,726	$ 10,382	$ 5,565	$ 19,749	$ 163,798

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central America and Canada.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $41,860,283 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

Basis of Presentation

Management has prepared the period ended March 31, 2010 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2009. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

Basis of Presentation – (cont’d)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

v)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vi)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not yet been determined.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards 27, Consolidated and Separate Financial Statements (January 2008).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest – (cont’d)

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.

Financial Instruments and Risk Management

Fair Value

As at March 31, 2010, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

– Inputs that are not based on observable market data

All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2010, cash totalling $226,578 (December 31, 2009 - $227,593) was held in US dollars, $5,295 (December 31, 2009 - $4,603) in Nicaragua Cordoba, $7,002 (December 31, 2009 - $7,280) in Guatemala Quetzal, $4,394 (December 31, 2009 - $4,313) in Mexican Pesos and $1,864 (December 31, 2009 - $1,882) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.

Financial Instruments and Risk Management – (cont’d)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities, and capital raised through private placements subsequent to the period end.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

5.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended March 31, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes and common equities.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

6.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  The portfolio of marketable securities consists of 1,007,406 common shares of Focus Ventures Ltd. and 7,813 common shares of Fortuna Silver Mines Inc., two companies with directors in common, 500,000 common shares in Solomon Resources Limited, and short term notes.  An unrealized loss of $355,738 was recorded in other comprehensive income for the three month period ended March 31, 2010.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Property and Equipment

	March 31, 2010
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,165	$ 1,565
Trucks	299,597	213,629	85,968
Computer equipment	176,848	121,234	55,614
Furniture and equipment	41,208	13,420	27,788
Geophysical equipment	36,178	23,667	12,511
Website	8,433	6,013	2,420
	$ 579,994	$ 394,128	$ 185,866

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,044	$ 1,686
Trucks	299,597	209,055	90,542
Computer equipment	173,178	117,200	55,978
Furniture and equipment	31,558	12,330	19,228
Geophysical equipment	36,178	23,008	13,170
Website	8,433	5,817	2,616
	$ 566,674	$ 383,454	$ 183,220

8.

Mineral Properties

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2009.  Significant mineral property transactions that have occurred in the three month period ended March 31, 2010 are as follows:

Sixty Mile Property - Yukon Territory / Alaska

As at March 31, 2010, the Sixty Mile Property, Yukon consisted of 509 claims, of which 289 claims were acquired by the Company in February 2010 by staking.  Also during the current period, the Company entered into agreements with various landowners whereby it has the option to acquire a 100% interest in a total of 220 claims in consideration of cash payments totaling $494,800 and the issuance of a total of $488,000 worth of shares of the Company, over a four-year period.  In March 2010, the Company made the first payments totaling $26,800 cash and 50,633 shares having a value of $20,000.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Three Months Ended March 31,
	2010	2009
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	7,500	1,250
Salaries and benefits	25,413	6,600
Mineral property costs:
Geological consulting fees	3,170	6,250
Salaries and benefits	6,793	22,840
	$ 57,876	$ 51,940

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $33,361 (December 31, 2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $167,460 (December 31, 2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $9,369 (December 31, 2009: $17,363) payable to an officer of the Company for expense reimbursements.

10.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

	Number of Shares	Amount	Contributed Surplus
Balance, December 31, 2009	53,548,488	$ 42,587,194	$ 4,332,232

Acquisition of property	50,633	20,000	-
Non-cash compensation charge	-	-	489,377
Balance, March 31, 2010	53,599,121	$ 42,607,194	$ 4,821,609

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

b)

Issued – (cont’d):

On March 16, 2010, the Company issued 50,633 shares as part of option payments towards a portion of the Sixty Mile Property.

c)

Stock Options

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Three months ended March 31, 2010		Year ended December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,270,000	$0.57	5,025,000	$0.58
Forfeited / Expired	-	-	(755,000)	$0.62
Cancelled	(810,000)	$0.70	-	-
Granted	1,810,000	$0.29	-	-
Outstanding, end of period	5,270,000	$0.45	4,270,000	$0.57
Exercisable, end of period	5,270,000		4,270,000

At March 31, 2010, there were 5,270,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
1,110,000	$0.70	February 21, 2011	0.90
835,000	$0.52	April 16, 2012	2.05
850,000	$0.56	September 5, 2012	2.44
665,000	$0.26	May 5, 2013	3.10
1,810,000	$0.29	January 7, 2020	9.78
5,270,000			4.66

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

c)

Stock Options – (cont’d)

On January 8, 2010, the Company cancelled 810,000 stock options with exercise prices ranging from $0.52-$0.70 per share and expiring in February 2011 and April 2012.

On January 8, 2010, the Company also granted 1,810,000 incentive stock options to its directors, officers, employees and consultants at an exercise price of $0.29 per share, vested immediately and expiring on January 7, 2020.  The Company calculated the fair value of the options to be $0.27 per share and recognized the associated non-cash compensation expense of $489,377 in connection with the granting of these options with the offsetting amount credited to contributed surplus.

The weighted fair value of share purchase options is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value were expected dividend yield of 0%; expected volatility of 99%; risk-free interest rate of 2.69%; and expected life of five years.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

11.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the three month period ended March 31, 2010, the Company incurred the following non-cash transactions:

a)

Issued 50,633 common shares at $0.395 per share for a value of $20,000 as part of the Sixty Mile Property option agreements.

b)

Received 7,813 common shares of Fortuna Silver Mines Ltd. at $2.63 per share for a value of $20,574 as an option payment relating to the Company’s Tlacolula Property, Mexico.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	March 31,	December 31,
	2009	2009
Total Assets
Canada	$ 1,254,595	$ 1,482,484
Caymans	730,680	1,071,703
Guatemala	4,280,382	4,241,029
Nicaragua	194,572	223,320
Mexico	28,782	8,057
Peru	14,442	14,869
Other	1,530	1,575
	$ 6,504,983	$ 7,043,037

Property & Equipment
Canada	$ 70,412	$ 63,384
Guatemala	25,025	24,687
Nicaragua	84,755	89,128
Peru	5,674	6,021
	$ 185,866	$ 183,220

Resource Properties Acquisition
Canada	$ 124,333	$ 68,246
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
	$ 4,349,679	$ 4,293,592

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information – (cont’d)

	March 31,	December 31,
	2009	2009
Exploration Expenditures
Canada	$ 9,843	$ 64,140
Guatemala	75,335	125,298
Peru	-	51,493
Mexico	(39,667)	75,640
Nicaragua	16,041	271,039
	$ 61,552	$ 587,610

13.

Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	956,004
Balance at December 31, 2009	912,273
Unrealized loss on available for sale marketable securities	(355,738)
Balance at March 31, 2010	$ 556,535

14.

Comparative Figures

Certain comparative figures for the three month period ending March 31, 2009 have been reclassified to conform to the presentation adopted for the current year.

15.

Prior Period Adjustment

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received.

These changes have been applied retrospectively and the resulting restatement to amounts for the three months ended March 31, 2009 is as follows:

	As Previously Reported March 31, 2009	Restatement	As Restated as at March 31, 2009
Deficit, opening	$ 31,209,395	8,737,091	$ 39,946,486
Exploration expenditures	-	163,798	163,798
Net loss for the period	135,200	163,798	298,998
Basic and diluted loss per share	(0.003)		(0.006)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Three Month Period Ended March 31, 2010

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

16.

Subsequent Events

Subsequent to the period end, the following events have occurred:

a)

The Company acquired by staking a 100% interest in 30 mineral claims in the state of Alaska.  These claims form part of the Sixty Mile Property which straddles the Yukon/Alaska border.

b)

The Company was granted an option by Northland Resources S.A. (“Northland”) to earn a 100% interest in 23 claims in the Yukon which form part of the Sixty Mile Property.  In order to exercise the option, the Company paid to Northland $50,000 upon signing of the agreement and must pay $100,000 on or before October 31, 2010.  There is also an underlying option agreement to the Northland agreement whereby the Company assumes the terms which require option payments totalling $52,500 over the next three years.

c)

The Company was granted an option by WAM Exploration Inc. (“WAM”) to earn a 100% interest in 52 claims in the Yukon which form part of the Sixty Mile Property.  In order to exercise the option, the Company must make cash payments totalling $190,000 and share issuances valued at a total of $200,000 over three years.  The Company has made the initial cash payment of $15,000 and will issue common shares with a deemed value of $25,000 upon regulatory approval of the agreement.

d)

The Company granted a stock option to an employee of the Company to purchase up to 100,000 common shares exercisable for 10 years at $0.36 per share.

e)

The Company completed a private placement of 5,606,143 flow-through common shares at $0.45 per share, for proceeds of $2,522,764.   The Company paid a finder’s fee consisting of 222,250 common shares and warrants entitling the holder to purchase up to 222,250 common shares at $0.50 each for one year.

f)

The Company announced a proposed private placement, subject to stock exchange approval, of up to 13 million units at $0.35 per unit, for gross proceeds of up to approximately $4.5 million.  Each unit will consist of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.50 exercisable for two years.  A finder’s fee may be paid on a portion or all of the placement.  The finder’s fee will consist of 5% cash or shares, and 5% warrants, each such warrant entitling the holder to purchase one common share at $0.55 exercisable for one year.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2010

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2010.  The following information, prepared as of May 31, 2010, should be read in conjunction with the March 31, 2010 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2010 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout that region and, more recently, in northern Canada.  In Guatemala, Kappes Cassiday and Associates is developing a high grade gold mine on the Company’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold is exploring the Company’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In Peru, Radius has optioned the Nueva California project to Focus Ventures for a substantial equity holding in Focus and royalty interests in any future production from the project. In the Yukon Territory and State of Alaska, Radius has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.

On May 26, 2010, the Company completed a private placement of 5,606,143 flow-through shares at $0.45 per share, for proceeds of approximately $2.52 million.  The funds are intended to be spent on exploration of the Company’s Sixty Mile Property, Yukon/Alaska.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Tambor Project hosts an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2008, metallurgical testwork performed by the Company on a 90kg sample collected from underground workings returned very encouraging results and confirmed the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

The Company owns a 100% interest in the Tambor Project.  Kappes Cassiday and Associates (“KCA”) – a Reno based engineering group - can earn a 51% interest in Tambor by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million. At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

KCA is re-fabricating a modular processing plant and modular laboratory at its Reno, Nevada facility. The plant has a target capacity of 150 tonnes per day (52,500 tonnes per year) and is being assembled on a set of modular units mounted on 40-foot skids.  To date, KCA has purchased the skids, a ballmill and the flotation cells.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA expects to submit within the next few weeks an environmental impact assessment (EIA) which includes the mining and development plan.  The Ministry of Mine’s review of the EIA will likely take several months.

Holly / Banderas Projects

The Company announced in late April 2010 that it has reactivated its Banderas & Holly projects in eastern Guatemala.  The Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have lead the Company’s technical team to review the geology and the results obtained by the previous work. Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

At Banderas, the Company completed two phases of drilling in 2003 and 2004 (see news releases dated December 3, 2003 & April 3, 2004). The drilling was successful in confirming continuity of gold-silver mineralization both along strike and at depth on at least two of the targets tested:

•

At the M28 Zone, so called for the 28 g/t Au discovery sample, gold mineralization is hosted in a flow breccia at the base of a rhyolite flow unit where it contacts an underlying andesite unit. Eight holes, drilled on two section lines, were drilled through the rhyolite to test the breccia. Holes BDD-003 to BDD -008, BDD-018 and BDD-019, all cut potentially important Au+Ag mineralization.

•

A second target, a north-south trending soil and rock anomaly with a strike length of over 2km, was superficially tested with six holes. All holes cut a broad zone (+30m) of low grade gold/silver with narrow higher grade intercepts such as reported for holes 014 and 022 in the table below.

The data review also showed that some significant gold-in-soil anomalies reflecting possible strike extensions to mineralization were never drill tested. The area between the two projects which contains strike extensions of key structural features that may be controlling the mineralization, has seen some initial prospecting but no significant follow-up.

The Company has therefore restarted work at both projects with renewed prospecting and data compilation underway ahead of a planned drill program in summer 2010 to test known and newly discovered veins down dip. Infrastructure near both projects is excellent and they can be reached after a 45 minute drive up into the hills surrounding the eastern Guatemalan town of Chiquimula.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in its entire Nicaragua mineral property portfolio.

B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2 is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol project located in northeastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  Rock chip and soil sampling, and 963 meters of drilling completed by the Company have demonstrated the potential for bulk tonnage gold mineralization.

Recent trenching and sampling programs completed by B2Gold continue to expand the known extent of the gold mineralization discovered by the Company.  Two of B2Gold’s recent trenches have yielded continuously mineralized intervals nearly 100 meters in length averaging around 1 g/t Au.

A major soil sampling program covering roughly 17 km2 is in progress designed to infill the area between the main Cerro Domingo zone and the newly discovered SW Trebol zone located 5 km to the southwest, where numerous blocks of silicified hydrothermal breccia have been found.  B2Gold’s geologists are also systematically mapping and sampling the siliceous “hogbacks” which occur along the low-lying ridges across the region to define prospective areas for new trenching.  A plan map showing the locations of trenches sampled by B2Gold is available on the Trebol project page on Radius’s website.

B2Gold are currently planning to fly a LIDAR (light detection and ranging) survey over a large area at Trebol to produce topographic detail to between 15 - 40 cm accuracy.  The existing topographic control (20 m) is inadequate and the LIDAR survey should greatly aid mapping as well as locating new mineralized zones.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system was discovered by Radius in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totaling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see Radius news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold continues to trench at the Pavon project in central Nicaragua, where they are evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by Radius in 2003 (see Radius news releases from 2003 and 2004).  At Pavon Norte, seven trenches have been opened, two of which have been mapped and sampled.  At Pavon Sur, B2 has cut 16 new trenches.

B2’s Options

B2Gold has been granted an option from the Company to acquire a 60% interest in the Trebol, Pavon and San Pedro properties in Nicaragua by spending a total of $4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the $4 million, it will own a 60% interest in all of the properties and a joint venture will be formed whereby each party will contribute its pro-rated share of the exploration costs.

Under the Pavon Resource Property agreement, B2Gold has the option to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon Resource Property will be transferred 100% to B2Gold, and the Company will receive 40% of the net cash flow generated from the operation.

The Company has also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Peru

Nueva California

In 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  The Company subsequently assigned the Option to Focus Ventures Ltd. (“Focus”) in consideration for 1.0 million common shares of Focus, US$50,000 cash, and a 1.5% net smelter return royalty on the property.

Focus has recently completed a 14 hole (3,548 meter) drill program at Nueva California in order to test for a near surface, bulk tonnage deposit.  Results to date have shown significant and potentially economic intercepts in several holes.  However, due to the complex structural geology, the mineralization is generally inconsistent and grades erratic between holes from the lower to the upper levels of the mine.  The most recent drilling has shown that viable drill targets exist to the south of the mine area.  Further geological interpretation is ongoing and Focus management will decide in due course regarding additional drilling to test the targets defined by the recent work.

Yukon Territory / Alaska

Ten Mile Creek Property

During 2009, Radius acquired by staking and under option from a local prospector, a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.  Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soils sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favorably with recent significant gold discoveries in the area.

In 2009, the Company optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and one million shares over three years (see Radius news release dated September 22, 2009), of which the Company has received $100,000 and 600,000 shares to date.  In late May 2010, Solomon announced that it was mobilizing field crews to the Yukon and arrangements were underway to barge the camp and exploration equipment up the Yukon River to the property.  Solomon’s 2010 exploration program is to consist of surface geological, geochemical and geophysical surveys, with the objective of refining diamond drill targets for August 2010.

Sixty Mile Property

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in the Yukon and Alaska, the Company has recently acquired a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Gold in the Sixty Mile district was first discovered in 1892 when C. Miller staked claims on what was to become known as Miller Creek.  Placer gold mining has been continuous in the district since that time and is still active today.  The area was targeted by Kennecott in their Yukon-Alaska intrusion-related bulk tonnage gold program in the 1990s.  Kennecott conducted a property-wide reconnaissance soil and stream geochemical sampling program, geological mapping and a 640 line-km helicopter magnetic and radiometric survey.

The soil sampling defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval.  Kennecott noted that the mineralization is very similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt and that additional work consisting of further soil sampling, trenching and drilling was required to delineate and define the anomaly. However, no further work has been conducted on the property by Kennecott or any other party.  The reader is cautioned that the Company has not yet completed sufficient work to verify the results contained in historic reports from the Sixty Mile area.

The Company is currently designing a $2-3 million exploration program for 2010.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”) has an option to earn a 60% interest in the Company’s 100% owned Snowcap project in central Yukon.  Wesgold is a private B.C. company which is working towards a public listing on the TSX Venture Exchange.  In order to exercise its option, Wesgold must incur $1-million in exploration expenditures on the property and issue to the Company a total of 1.0 million Wesgold shares over a three year period.  To date, the Company has received 200,000 shares of Wesgold.

Wesgold has completed a low-level, high-resolution, multisensor airborne geophysical survey to map lithological units, structure, and alteration zones at Snowcap at a cost of $110,000.  Target/anomaly selection is currently underway incorporating the results of this survey with the historic data.

Wesgold has also carried out a small deep soil sampling program to confirm and enhance gold and mercury soil anomalies identified in the 1980s.  The anomalies occur close to a complex sequence of chalcedonic tuffs and phreatic breccias with sinter clasts associated with Tertiary felsic volcanic centres along a 15-kilometer-long structural trend.  Management of both the Company and Wesgold consider the known geological and geochemical setting as highly favourable for the location of low-sulphidation, structurally controlled, epithermal gold mineralization.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common stock over 4 years.  The 12,000 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna's 100%-owned San Jose silver-gold development project.  To date, the Company has received US$20,000 cash and 7,813 shares of Fortuna.

Qualified Person: David Cass, the Company’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia,  and the Company’s Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2010:

	First Quarter Ended March 31, 2010 ($)	Fourth Quarter Ended Dec. 31, 2009 ($)	Third Quarter Ended Sept. 30, 2009 ($)	Second Quarter Ended June 30, 2009 ($)	First Quarter Ended March 31, 2009 ($)	Fourth Quarter Ended Dec. 31, 2008 ($)	Third Quarter Ended Sept. 30, 2008 ($)	Second Quarter Ended June 30, 2008 ($)
			(Restated)*	(Restated)*	(Restated)*	(Restated)*	(Restated)*	(Restated)*
Exploration Expenditures	61,552	144,018	92,534	187,260	163,798	615,289	1,006,877	1,093,930
Total investment income	5,550	7,079	10,270	14,488	17,568	98,781	18,754	24,501
Net loss before income taxes	(703,072)	(343,064)	(426,272)	(334,391)	(298,998)	(888,998)	(1,230,205)	(1,459,344)
Basic and diluted net loss per share **	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)	(0.03)

*

The exploration expenditures charged to operations, net loss before income taxes and the basic and diluted net loss per share for these quarters have been restated to reflect the change in accounting policy for exploration costs implemented in the fourth quarter of 2009 and described in more detail in the December 31, 2009 audited financial statements.

**

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the periods presented.

The three quarters ending December 31, 2008 had significantly higher net losses before income taxes because of a higher amount of exploration expenses incurred.  The quarter ended March 31, 2010 had a higher net loss than the previous four quarters because of a non-cash compensation charge of $489,377 being recorded.

Results of Operations

The quarter ended March 31, 2010 had a net loss of $703,072 compared to $298,998 for the quarter ended March 31, 2009, an increase of $404,074.  The increase was mostly due to higher general and administrative costs.  There was a net amount of $61,552 incurred for exploration expenditures in the current quarter compared to $163,798 in the comparative quarter, a decrease of $102,246.  The current quarter’s exploration expenditures totalled $107,700 but this amount was partially offset by $41,148, the value of option payments received during the period.

Corporate expenses in the quarter ended March 31, 2010 were $635,971 compared to $171,368 in the quarter ended March 31, 2009, an increase of $464,603.  This difference is mostly due to a non-cash compensation charge of $489,377 being recorded compared to no such expense in the comparative quarter.  Other notable cost increases were $8,941 in public relations and $7,614 in regulatory fees. Notable cost decreases were $28,224 in consulting fees, $7,214 in amortization, $5,444 in office and miscellaneous, and $5,292 in salaries and wages.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $2.21 million at December 31, 2009 to $1.49 million at March 31, 2010.  Working capital at March 31, 2010 was $1.69 million compared to $2.30 million at December 31, 2009.  The Company’s working capital decreased due in part to the value of its 1,007,406 shares in Focus Ventures Ltd. (“Focus”) decreasing.  The Company is holding these shares, as well as others, as marketable securities.  As at December 31, 2009, the Focus shares had a value of $1,030,000 but as of March 31, 2010 the value was $674,962.   Subsequent to March 31, 2010, the Company closed a private placement of 5,606,143 flow-through shares at $0.45 per share for gross proceeds of $2,522,764.  Since these proceeds are subject to the Canadian flow-through share program rules, the funds must be spent on eligible exploration activities on the Company’s Yukon properties.  The Company has also announced a proposed private placement of up to 13 million units at $0.35 per unit for gross proceeds of up to approximately $4.5 million.  Proceeds from this private placement are intended to be used for exploration activities on the Company’s Holly/Banderas Project in Guatemala and for general working capital purposes.

The Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended March 31, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes and common equities.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at March 31, 2010, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

– Inputs that are not based on observable market data

All of the financial instruments measured at fair value on the balance sheet are included in Level 1.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2010, cash totalling $226,578 (December 31, 2009 - $227,593) was held in US dollars, $5,295 (December 31, 2009 - $4,603) in Nicaragua Cordoba, $7,002 (December 31, 2009 - $7,280) in Guatemala Quetzal, $4,394 (December 31, 2009 - $4,313) in Mexican Pesos and $1,864 (December 31, 2009 - $1,882) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities, and capital raised through private placements subsequent to the period end.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Mineral Properties Expenditures

During the three month period ended March 31, 2010, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $16,041 on exploration, including $2,968 for licences, rights and taxes, $2,529 for rent and utilities, and $2,392 for professional fees.

Guatemala - $75,335 on exploration, including $40,595 for geological consulting, $7,582 for salaries, $7,481 for geochemistry, $4,407 for camp, food, and supplies and $4,073 for travel and accommodation.

Mexico - $1,481 on miscellaneous exploration related costs.

Canada (Yukon) - $56,087 on acquisition costs and $9,843 on exploration, consisting primarily of geological consulting.  Of the $56,087 in acquisition costs, $20,000 was the value of common shares issued pursuant to option agreements.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	Three Months Ended March 31,
	2010	2009
Expenses:
Management fees	$ 15,000	$ 15,000
Consulting	7,500	1,250
Salaries and benefits	25,413	6,600

Mineral property costs:
Geological consulting fees	3,170	6,250
Salaries and benefits	6,793	22,840
	$ 57,876	$ 51,940

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $33,361 (December 31, 2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $167,460 (December 31, 2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $9,369 (December 31, 2009: $17,363) payable to an officer of the Company for expense reimbursements.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at May 31, 2010 is 59,427,514 common shares.

As at May 31, 2010, the following incentive stock options and warrants are outstanding:

Number	Exercise Price	Expiry Date
OPTIONS
1,110,000	$0.70	February 21, 2011
835,000	$0.52	April 16, 2012
850,000	$0.56	September 5, 2012
665,000	$0.26	May 5, 2013
1,810,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
5,370,000

WARRANTS
222,250	$0.50	May 26, 2011

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2009, except as described in “Changes in Accounting Policies” below. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

In response to these requirements, the Company has developed an IFRS transition project plan.  The Company’s plan includes three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.  The Company is currently analysing its current accounting policies, the elections available under IFRS 1, and determining the functional currencies for the parent company and each subsidiary in preparation of its January 1, 2010 opening IFRS balance sheet.  The company expects to complete the first stage prior to the end of this year’s second quarter and the second stage by the end of this year’s third quarter. At this point in the project, the Company is not able to reasonably estimate the financial reporting impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.